Exhibit 99.1

CorpBanca Files Motion to Dismiss Meritless Lawsuit

Posts on Its Website Additional Information Regarding Proposed Combination of CorpBanca and Banco Itaú Chile

Notes CorpGroup’s New Schedule 13D Filing

Santiago, Chile, June 24, 2014. CORPBANCA (NYSE:BCA; SSE: CORPBANCA) today announced that it has filed a Motion to Dismiss the amended complaint[1] regarding the proposed merger of CorpBanca and Banco Itaú Chile brought by Cartica Management, LLC (“Cartica”) in the United States District Court for the Southern District of New York (the “Court”). In its Motion to Dismiss, CorpBanca makes clear that Cartica’s complaint contains significant defects, fails to state a claim and should be dismissed with prejudice.

In addition to information that has been previously disclosed, CorpBanca has posted to its website at www.corpbanca.cl additional information regarding its proposed merger with Banco Itaú Chile.  The information can be found on CorpBanca’s website along with previously disclosed materials regarding the proposed merger.

CorpBanca also notes that CorpGroup, CorpBanca’s controlling shareholder, filed today a new Schedule 13D with the U.S. Securities and Exchange Commission disclosing Cartica’s allegations and disclaiming that a group has been formed with Itaú.

CorpBanca issued the following statement:

Today CorpBanca filed a motion to dismiss the meritless lawsuit brought in New York by Cartica, an activist hedge fund seeking to hold up the proposed merger with Banco Itaú Chile.  CorpBanca urges the court to dismiss the lawsuit as an improper attempt to use U.S. disclosure laws to interfere with a transaction governed by Chilean law.  CorpBanca also asks the court to reject Cartica’s latest gambit to use its threats to block the deal as leverage to obtain a special payout for itself for alleged losses it suffered speculating on CorpBanca’s stock.  Furthermore, CorpBanca’s motion informs the court of the abundant disclosures it has issued since the deal was announced on January 29, including the transaction agreements for all shareholders to read and an extensive, 100-page-plus disclosure document describing the deal in detail.

CorpBanca strongly believes that the proposed transaction is in the best interests of CorpBanca shareholders, and that shareholders have all the material information they need in order to make an informed decision concerning the proposed merger.  Throughout this process, CorpBanca has disclosed far more information about the proposed merger than is customary in Chile and well beyond what is required by law.  In response to CorpBanca’s detailed disclosures, Cartica continues to request new and increasingly irrelevant details in an effort to avoid dismissal of its disclosure-based claims.  To put the issue to rest, CorpBanca is choosing to post yet more information today about the deal on its website, and CorpGroup has chosen to file yet another disclosure regarding its shareholder status on Schedule 13D.  CorpBanca believes the additional information is immaterial but it is releasing the information to demonstrate its continued commitment to transparency and to avoid spending even more company resources on wasteful litigation.

 [1] Cartica Management, LLC, et al. v. CorpBanca, et al., Case No. 14-cv-2258 (PKC)

While CorpBanca endeavors to end this litigation swiftly with these additional disclosures and its motion to dismiss the case, no assurances can be given that Cartica will be reasonable and end the matter.  Indeed, two weeks ago, Cartica changed its litigation tactics and specifically amended its claim to seek a money payment for itself alone as opposed to any other shareholder, while continuing its endless requests for more information about the proposed merger.  It seems that Cartica will be satisfied and abandon its efforts to prevent CorpBanca’s shareholders from voting on the deal only if it can extract a special payout for itself from CorpBanca .  We look forward to receiving a ruling from the court and bringing this meritless suit to a conclusion.

About CorpBanca

CORPBANCA (NYSE:BCA; SSE: CORPBANCA) is Chile’s oldest operating private bank founded in 1871. Based in Chile, CorpBanca also participates in Colombia and Panama. It also has a branch in New York and a representative office in Madrid. Its total consolidated assets are US$33 billion approximately and the equity totaled US$3.3 billion. Focused on large and medium companies and individuals, CorpBanca offers universal bank products. Its remarkable performance in the past 18 years has allowed consolidating CorpBanca as the fourth largest private bank in Chile. In 2012 CorpBanca started the process of regionalization with the acquisition of two banks in Colombia, becoming the first Chilean bank to have banking subsidiaries abroad.

As of March 31, 2014, according to the Chilean Superintendency of Banks, CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio (11.5% market share on a consolidated basis and 7.2% market share among private banks on an unconsolidated basis only taking into account its operations in Chile).

At the same date, according to the Colombian Superintendency of Finance, CorpBanca Colombia and Helm Bank combined operations were the sixth largest bank in Colombia in terms of total assets and in terms of total loans and also the sixth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect CorpBanca’s financial results is included from time to time in the “Risk Factors” section of CorpBanca’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

INVESTOR CONTACT

Investor Relations, CorpBanca
Santiago, Chile
Phone: +56 (2) 2660-2555
IR@corpbanca.cl

MEDIA CONTACT

Brian Maddox / Andrea Duffy
FTI Consulting
Phone: +1 (212) 850-5661

Matthew Sherman / Mahmoud Siddig
Joele Frank, Wilkinson Brimmer Katcher
Phone: +1 (212) 355-4449

Matias Cartajena / Pablo Reyes
Simplicity
Phone: +569 (9289) 5367